<U>EXHIBIT 3.3         AMENDMENT TO ARTICLES OF INCORPORATION</U>

We the undersigned Tai Tran, President and Tai Tran, Secretary of Harrison Digicom, Inc. do hereby certify:

That the Board of Directors of said corporation at a meeting duly convened, held on the 20th day of March, 1998, adopted a resolution to amend the original articles as follows:

     Article four is hereby amended to read as follows:
The aggregate number of shares the corporation shall have authority to issue shall be ONE HUNDRED MILLION ($.001) per share, each share of common stock having equal rights and preferences, voting privileges and preferences.

The number of shares of the corporation outstanding and entitled to vote on an amendment to the Articles of Incorporation is 3,256,600 that the said change(s) and amendment have been consented to and approved by a majority vote of the stockholders holding at least a majority of each class of stock outstanding and entitled to vote thereon.

/s/TAI TRAN
Tai Tran
File #C6923-96